Results of Stockholders Meeting


The Annual Meeting of Stockholders of StoneCastle
Financial Corp (the "Company") was held on June 9,
2016. A description of the proposal and number of shares voted at the Meeting are as follows:

Proposal:

To elect a Class III Director of the Company, to serve for a term ending at the 2019 Annual Meeting of Stockholders of StoneCastle Financial Corp. and when his or her successor is duly elected and qualifies.

                   Voted
                   For          Withheld
Alan Ginsberg    4,660,931      73,709